VIA EDGAR

May 28, 2025

Division of Corporation Finance

Office of Crypto Assets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	21Shares Dogecoin ETF Trust
Registration Statement on Form S-1
Filed April 9, 2025
File No. 333-286456

To Whom it May Concern:

On behalf of 21Shares Dogecoin ETF Trust (the “Trust”), submitted herewith via the EDGAR system are the Trust’s responses to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that the Staff provided in correspondence dated May 6, 2025 with respect to the Trust’s registration statement on Form S-1 (the “Registration Statement”) filed on April 9, 2025.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in Amendment No. 1 to the Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Pre-Effective Amendment”). We will incorporate any changes referenced below into the Pre-Effective Amendment.

Comment 1: Registration Statement on Form S-1 – General. Please tell us the status of the exchange’s plans to submit an application under Rule 19b-4, and revise your disclosure throughout the prospectus as appropriate. Please be advised that we may have additional comments once the Rule 19b-4 application is filed.

Response: The Trust confirms that an application under Rule 19b-4 shall be submitted prior to the time the Trust seeks effectiveness of the Registration Statement.

Comment 2: Registration Statement on Form S-1 – General. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Response: With respect to the Staff’s comment, the Trust confirms that it is not currently using a fact sheet, but in the event the Trust does use one, it will provide the fact sheet supplementarily to the Staff.

Comment 3: Registration Statement on Form S-1 – Cover Page. Please identify the initial Authorized Participant here. Please also identify the initial purchaser(s) that will be acting as an underwriter.

Response: With respect to the Authorized Participant, the Trust has not yet identified the initial Authorized Participant but will do so in a subsequent pre-effective amendment to the Registration Statement. With respect to the initial purchaser(s), the Trust has not yet identified the initial purchaser(s) that will be acting as an underwriter but will do so in a subsequent pre-effective amendment to the Registration Statement.

Comment 4: Registration Statement on Form S-1 – Prospectus Summary, page 1. Please revise your prospectus summary to disclose that the amount of Dogecoin represented by a Share will decline over time because of the transfer of the Trust’s Dogecoin to pay the Sponsor Fee and other liabilities, regardless of whether the trading prices of Shares rise or fall.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on pages 1 and 11 of the Pre-Effective Amendment.

Comment 5: Registration Statement on Form S-1 – Overview of the Trust, page 1. We note your statement that “Dogecoin is not a security.” Please revise this sentence to add “offered and sold as” before “a security.” Also, please make corresponding revisions throughout your risk factor disclosure.

Response:With respect to the Staff’s comment, the Trust has revised the disclosure on pages 1, 13, 14, 47, 51, 52 and 62 of the Pre-Effective Amendment.

Comment 6: Risk Factors – The trading prices of many digital assets, page 14. We note your statement that over the course of 2025, Dogecoin prices continued to exhibit extreme volatility. Please revise to provide quantitative examples of the volatility of Dogecoin prices.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 14 of the Pre-Effective Amendment.

Comment 7: Risk Factors – Congestion or delay in the Dogecoin Blockchain may delay purchases or sales of Dogecoin by the Trust, page 38. Please expand this risk factor to discuss the recent congestion on the Dogecoin Network, which has resulted in delays in recording transactions.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 38 of the Pre-Effective Amendment.

Comment 8: Risk Factors – Risks Associated with Investing in the Trust, page 38. Please disclose here that the Sponsor may in its sole discretion and without Shareholder consent amend or otherwise supplement the Trust Agreement.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 45 of the Pre-Effective Amendment.

Comment 9: Risk Factors – The future activities of the Service Provider could cause the SEC, page 51. We note your disclosure that “[t]o the extent the Service Provider or its affiliates take any actions to develop or add value to the Doge Blockchain or that have the effect of driving up the value or price of Dogecoin, or undertake marketing or publicity efforts in relation to such further efforts, the SEC or one or more courts may take the view that such actions require the application of the federal securities laws to one or more transactions in Dogecoin.” Please describe any such actions that the Service Provider or its affiliates are taking or expected to take. Please also describe the risk to the Trust should the SEC or one or more courts take the view that such actions require the application of the federal securities laws to one or more transactions in Dogecoin.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 51 of the Pre-Effective Amendment.

Comment 10: Dogecoin, Dogecoin Markets and Regulation of Dogecoin, page 57. Please disclose the following with respect to Dogecoin:

●	The current circulating supply;

●	Price per Dogecoin as of a recent date;

●	Information about the Dogecoin Foundation, including its roles and responsibilities;

●	The competitive landscape among similar networks and crypto assets; and

●	Recent material developments occurring on the Dogecoin Network.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on pages 57, 58 and 59 of the Pre-Effective Amendment. The Trust respectfully advises the Staff that it has included additional disclosure on page 61 of the Pre-Effective Amendment regarding the competitive landscape among similar networks and crypto assets.

Comment 11: Risk Factors – Dogecoin Markets and Exchanges, page 59. We note your disclosure about Dogecoin spot markets here and on page 62. Please also provide information about the Dogecoin futures markets and the regulation thereof.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 59 of the Pre-Effective Amendment.

Comment 12: The Trust and Dogecoin Prices – Use of the CF DOGE-Dollar US Settlement Price Index, page 63. For each Constituent Exchange, please include a brief description of each Constituent Exchange, including the location of each and how each is licensed and regulated.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 63 of the Pre-Effective Amendment.

Comment 13: The Trust and Dogecoin Prices – The Trust’s Service Providers, page 72. With respect to the Dogecoin Counterparties, please revise to:

●	Identify any Dogecoin Counterparties with whom the Sponsor has entered into an agreement;

●	Describe the approval process of Dogecoin Counterparties, including any specific criteria for engagement as a Dogecoin Counterparty, such as whether the Dogecoin Counterparty may be an affiliate of the Trust and/or Sponsor; and

●	Disclose the material terms of any agreement you have with the Dogecoin Counterparty.

Response: The Trust will revise the disclosure in a subsequent pre-effective amendment to the Registration Statement to (i) identify any Dogecoin Counterparties with whom the Sponsor has entered into an agreement and (ii) disclose the material terms of any agreement it has with the Dogecoin Counterparty. The Trust respectfully advises the Staff that it has existing disclosure on page 82 of the Pre-Effective Amendment regarding the approval process of Dogecoin Counterparties. The Trust has added disclosure on page 82 of the Pre-Effective Amendment that no affiliates of the Trust or the Sponsor are expected to serve as a Dogecoin Counterparty.

Comment 14: The Trust and Dogecoin Prices – The Service Provider, page 72. You state that “House of Doge Inc., the corporate arm of the Dogecoin Foundation, provides certain support services around the launch, listing and marketing of the Shares” pursuant to a Support Services Agreement. Please revise your disclosure to explain what it means to be the “corporate arm” of the Dogecoin Foundation. Please also describe your relationship with the House of Doge, including material terms of the Support Services Agreement and a more detailed description of the support services that the House of Doge will provide. Finally, please revise to disclose any conflicts that this relationship creates and file the Support Services Agreement as an exhibit to the registration statement. Alternatively, please tell us why you do not think the agreement is material.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 72 of the Pre-Effective Amendment to explain what it means to be the “corporate arm” of the Dogecoin Foundation. The Trust has also revised the disclosure on page 72 to detail the materials terms of the Support Services Agreement that House of Doge will provide. The Trust will further revise the disclosure with respect to conflicts that this relationship creates in a subsequent pre-effective amendment to the Registration Statement. The Trust will file the Support Services Agreement as an exhibit in a subsequent pre-effective amendment to the Registration Statement.

Comment 15: The Trust and Dogecoin Prices – Custody of the Trust’s Assets, page 74. Please describe the “similarly secure technology” used by the Dogecoin Custodian for safekeeping the Trust’s Dogecoin. Also clarify whether there is any limitation on the size of each cold storage address.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 74 of the Pre-Effective Amendment.

Comment 16: The Trust and Dogecoin Prices – Custody of the Trust’s Assets, page 74. Please disclose how and when the Sponsor will notify Shareholders of any decision to add or terminate Dogecoin custodians.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 75 of the Pre-Effective Amendment.

Comment 17: The Trust and Dogecoin Prices – Conflicts of Interest, page 89. Please disclose whether sales of the Trust’s Dogecoin will be facilitated through an affiliate of the Dogecoin Custodian. If so, describe the potential conflicts of interest associated with such an arrangement and the impact it may have on the price.

Response With respect to the Staff’s comment, the Trust has revised the disclosure on pages 77 and 90 of the Pre-Effective Amendment.

***

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP

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